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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(X) Form 10-Q

For Period Ended................September 30, 1999

Part I - Registrant  Information

GRANITE DEVELOPMENT PARTNERS, L.P.

1250 Terminal Tower
50 Public Square
Cleveland, Ohio  44113

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(X) (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and,

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in a reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

The Form 10-Q that is due November 15, 1999 has been delayed due to an identification of cost overruns in one of the registrant's investments during the third quarter ended September 30, 1999. The significant additional work necessary to quantify the amount of these cost overruns, and to quantify that effect on the registrant's financial position has created the need for additional time to file.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Mark Ternes                   216               416-3778
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(Name)                     (Area Code)      (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(X) Yes           ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes           (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GRANITE DEVELOPMENT PARTNERS, L.P.
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(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 1999                    By: /s/ Robert F. Monchein
                                               ----------------------------

                                               Robert F. Monchein
                                               President
                                               FC-Granite, Inc., the general
                                               partner of Granite Development
                                               Partners, L.P.